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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                  Commission file number 0-20946

(Check One) x  Form 10-K __ Form 20-F __ Form 11-K    __ Form 10-Q __ Form N-SAR
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                 For Period Ended: 12-31-01

                 [  ]     Transition Report on Form 10-K

                 [  ]     Transition Report on Form 20-F

                 [  ]     Transition Report on Form 11-K

                 [  ]     Transition Report on Form 10-Q

                 [  ]     Transition Report on Form N-SAR

                 For the Transition Period Ended:
                                                 ____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

    Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.



      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

HEALTH MANAGEMENT SYSTEMS, INC.
Full Name of Registrant


Former Name if Applicable

401 Park Avenue South
Address of Principal Executive Office (STREET AND NUMBER)

New York, NY 10016
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

  x      (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  x      (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 __      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.

As a consequence of the previously disclosed divestiture transactions and accounting charges incurred by Health Management Systems, Inc. ("the Registrant") during the current year, the Registrant has not been able to complete the compilation of the requisite financial data and other narrative information in sufficient time for the Registrant to complete its Annual Report on Form 10-K by the required filing date without unreasonable effort and expense.

The Registrant represents that its annual report on Form 10-K will be filed no later than the fifteenth calender day following the prescribed due date of April 1, 2002.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Philip Rydzewski                  212                 685-4545
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).

          x  Yes   __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?      Yes   x  No


         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                       Health Management Systems, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date    04/01/02             By /s/ Philip Rydzewski, Chief Financial Officer
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                                    Philip Rydzewski, Chief Financial Officer